Filed Pursuant to Rule 424(b)(5)

Registration No. 333-252167

Registration No. 333-262132

SUPPLEMENT NO. 1 TO

PROSPECTUS SUPPLEMENT DATED JANUARY 13, 2022

(To Prospectus dated January 22, 2021)

VERB TECHNOLOGY COMPANY, INC.

This Supplement No. 1 to Prospectus Supplement (this “Supplement”) supplements and amends the Prospectus Supplement dated January 13, 2022 (the “Prospectus Supplement”) filed pursuant to the Registration Statement on Form S-3 (File No. 333-252167), filed by us with the Securities and Exchange Commission (the “Commission”) on January 15, 2021 (the “Initial Registration Statement”), as amended by the Registration Statement on Form S-3 (File No. 333-262132) filed by us with the Commission pursuant to Rule 462(b) under the Securities Act of 1933, as amended, on January 12, 2022 (the “462(b) Registration Statement”, and together with the Initial Registration Statement, the “Registration Statement”). This Supplement should be read in conjunction with the Prospectus Supplement and the Prospectus dated January 22, 2021 (collectively, the “Prospectus”). This Supplement is qualified by reference to the Prospectus Supplement, except to the extent that the information presented herein supersedes the information contained in the Prospectus Supplement.

Equity Offering

On January 12, 2022, we entered into a common stock purchase agreement (the “Common Stock Purchase Agreement”) with Tumim Stone Capital LLC (the “Investor”), pursuant to which we have the right, but not the obligation, to sell to the Investor, and the Investor is obligated to purchase, up to $50,000,000 of newly issued shares of our common stock, par value $0.0001 per share (the “Common Stock”), inclusive of certain commitment shares issued to the Investor as consideration for its commitment to purchase shares of the Common Stock (the “Equity Offering”). Sales of Common Stock under the Stock Purchase Agreement, are subject to certain limitations and may occur from time to time in our sole discretion over the 36-month period following the commencement date under the agreement, unless earlier terminated.

A copy of the Common Stock Purchase Agreement was filed as Exhibit 10.1 to a Current Report on Form 8-K that we filed with the Commission on January 13, 2022 (the “Current Report”), and is incorporated by reference into the Registration Statement of which the Prospectus forms a part.

Debt Offering

On January 12, 2022, we also issued $6,300,000 in aggregate original principal amount of convertible notes due 2023 (each, a “Note” and, collectively, the “Notes”), pursuant to the terms of a securities purchase agreement (the “Securities Purchase Agreement” and, together with the Notes and the Common Stock Purchase Agreement, the “Offering Documents”) entered into with the holders (the “Holders”) named therein (the “Debt Offering”). The Notes bear interest at a rate of 6.0% per annum, except upon the occurrence (and during the continuance) of an event of default, during which the Notes will accrue interest at a rate of 18.0% per annum. Unless earlier converted or redeemed, each Note will mature on January 12, 2023. All amounts due under the Notes are convertible at any time, in whole or in part, at the option of the Holders, into shares of the Common Stock at an initial conversion price of $3.00 per share, subject to adjustment in limited circumstances.

Copies of the Securities Purchase Agreement and the Form of Convertible Note were filed as Exhibits 10.2 and 10.3, respectively, to the Current Report, and are incorporated by reference into the Registration Statement of which the Prospectus forms a part.

Purpose of Supplement

The purpose of this Supplement is to disclose certain amendments to the Offering Documents which, while administrative in nature, may be helpful to an investors understanding of the terms of the Equity Offering and Debt Offering.

Amendment to Common Stock Purchase Agreement

On February 8, 2022, we entered into Amendment No. 1 to Common Stock Purchase Agreement with the Investor, which primarily:

●	Made certain changes to the definition of “VWAP Purchase” to allow additional flexibility for the Company to deliver VWAP Purchase Notices more frequently, subject to obtaining the consent of the Investor.
●	Made certain changes to the definition of “VWAP Purchase Maximum Amount” to allow the Company to sell up to 100% of the average daily trading volume (as compared to 20% of the average daily trading volume) pursuant to a particular VWAP Purchase Notice, subject to the mutual agreement of the Company and the Investor.
●	Clarified that the number of shares that are subject to the Exchange Cap (as defined in the Common Stock Purchase Agreement) is inclusive of shares issuable pursuant to the Equity Offering and shares issuable upon conversion of the Notes.

Amendment to Securities Purchase Agreement and Notes

On February 8, 2022, we also entered into Amendment No. 1 to Securities Purchase Agreement and Notes with the Holders, which primarily:

●	Made changes to the definition of “Alternate Conversion Price” to establish a minimum conversion price of $1.00 upon an event of default.
●	Clarified that the number of shares that are subject to the Exchange Cap (as defined in the Securities Purchase Agreement) is inclusive of shares issuable upon conversion of the Notes and shares issuable pursuant to the Equity Offering.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page S-7 of the Prospectus Supplement, as well as in the other filings we make with the Commission from time to time, for a discussion of additional information that should be considered in connection with an investment in our Common Stock.

Neither the Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 to Prospectus Supplement is February 10, 2022.